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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------

                                  SCHEDULE TO/A
            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 4)

                                ----------------

                               INVIVO CORPORATION
                            -------------------------
                            (Name of Subject Company)

                                ----------------

                         INVIVO ACQUISITION CORPORATION
                       INTERMAGNETICS GENERAL CORPORATION
                       ----------------------------------
                       (Name of Filing Persons (Offeror))

                                ----------------

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                     ---------------------------------------
                         (Title of Class of Securities)

                                ----------------

                                    461858102
                      -------------------------------------
                      (CUSIP Number of Class of Securities)

                                ----------------

                                GLENN H. EPSTEIN
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                       INTERMAGNETICS GENERAL CORPORATION
                             450 OLD NISKAYUNA ROAD
                                  P.O. BOX 461
                             LATHAM, NEW YORK 12110
                                 (518) 782-1122
       -------------------------------------------------------------------
       (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                                    COPY TO:

                               CLARE O'BRIEN, ESQ.
                             SHEARMAN & STERLING LLP
                              599 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 848-4000
                            CALCULATION OF FILING FEE

======================================|=========================================
  TRANSACTION VALUATION*              |              AMOUNT OF FILING FEE**
--------------------------------------|-----------------------------------------
                                      |
--------------------------------------|-----------------------------------------
     $152,034,519.66                  |                     $12,299.59
======================================|=========================================

* Estimated for purposes of calculating the amount of the filing fee only. The fee was calculated by multiplying $22.00, the per share tender offer price, by the 5,970,156 currently outstanding shares of Common Stock sought in the Offer, which gives an aggregate consideration of $131,343,432.00 (the "Common Stock Consideration"). The Common Stock Consideration was then added to $20,691,087.66, being the net consideration for the Subject Company's 1,448,662 stock options, to arrive at a total transaction value of $152,034,519.66.

**   Calculated as 0.008090% of the transaction value.

|X| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid: $12,299.59       Filing Party: Intermagnetics
                                                            General Corporation

     Form or Registration No.: Schedule TO    Date Filed: December 23, 2003

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes to designate any transactions to which the statement relates:

|X|  third-party tender offer subject to Rule 14d-1.

[_]  issuer tender offer subject to Rule 13e-4.

[_]  going-private transaction subject to Rule 13e-3.

[_]  amendment to Schedule 13D under Rule 13d-2.
     Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

     This Amendment No. 4 (the "Amendment") amends and supplements the Tender Offer Statement on Schedule TO filed on December 23, 2003, as amended on January 7, 2004, January 9, 2004 and January 15, 2004 (the "Schedule TO"), by Invivo Acquisition Corporation f/k/a Magic Subsidiary Corporation, a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Intermagnetics General Corporation, a New York corporation ("Parent"). The Schedule TO relates to the Offer by Purchaser to purchase all outstanding shares of Common Stock, par value $0.01 per share (the "Shares"), of Invivo Corporation, a Delaware corporation (the "Company"), at a purchase price of $22.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 23, 2003 (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1) and (a)(2) (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Offer to Purchase or the Schedule TO.

Item 11. ADDITIONAL INFORMATION.

     Item 11 of the Schedule TO is hereby amended and supplemented by the following:

Section 7. Certain Information Concerning the Company.

     The "Certain Projected Financial Data of the Company" section on page 11 of
Section 7 of the Offer to Purchase is amended and restated in its entirety to read as follows:

     "Prior to entering into the Merger Agreement, Parent conducted a due diligence review of the Company and in connection with such review received certain projections of the Company's future operating performance. The projections provided to Parent by the Company were consistent with published data regarding the Company's expected future performance, were not material to Parent's decision to enter into the Merger Agreement and consummate the transactions contemplated thereby, and are not, Parent believes, material to a decision by stockholders to tender Shares pursuant to the Offer. Consequently, the information set forth below is presented for the limited purpose of disclosing to the holders of Shares the financial projections prepared by the Company's management and made available to Parent in connection with its due diligence investigation of the Company.

                               FISCAL QUARTER ENDING
                                   (IN THOUSANDS)

                       MARCH 31, 2004         JUNE 30, 2004

REVENUES                   $17,400               $18,800

PRE-TAX INCOME             $1,800                $2,100


     While presented with numerical specificity, these projections are based upon a variety of estimates and hypothetical assumptions which may not be accurate, may not be realized, and are also inherently subject to significant business, economic and competitive uncertainties and contingencies, all of which are difficult to predict, and most of which are beyond the control of the Company. Accordingly, there can be no assurance that any of the Projections will be realized and the actual results for the quarters ending March 31, 2004 and June 30, 2004 may vary materially from those shown above. The Company does not in the ordinary course publicly disclose projections and these projections were not prepared with a view to public disclosure. These projections do not give effect to the Offer or the potential combined operations of Parent or any of its affiliates and the Company or any plans or proposals Parent or any of its affiliates may have with respect to the Company's operations or strategy after the consummation of the Offer.

     In addition, these projections were not prepared in accordance with generally accepted accounting principles, and neither the Company's nor Parent's independent accountants has examined or compiled any of these projections or expressed any conclusion or provided any other form of assurance with respect to these projections and accordingly assume no responsibility for these projections. These projections were prepared with a limited degree of precision, and were not prepared with a view to compliance with the published guidelines of the Commission or the guidelines established by the American Institute of Certified Public Accountants regarding projections, which would require a more complete presentation of data than as shown above. The inclusion of these projections in this Offer to Purchase should not be regarded as an indication that any of Parent, Purchaser or the Company or their respective affiliates or representatives considered or consider the projections to be a reliable prediction of future events and the projections should not be relied on as such. None of Parent, Purchaser, or any other person to whom these projections were provided assumes any responsibility for the accuracy or validity of the foregoing projections, except to the extent imposed by federal securities laws. None of Parent, Purchaser or any of their respective affiliates or representatives has made or makes representation to any person regarding the ultimate performance of the Company compared to the information contained in the projections, and none of them intends to update or otherwise revise the projections to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error."

ITEM 12. MATERIAL TO BE FILED AS EXHIBITS.

(a)(1)     Offer to Purchase dated December 23, 2003.*

(a)(2)     Form of Letter of Transmittal.*

(a)(3)     Form of Notice of Guaranteed Delivery.*

(a)(4) Form of Letter from Purchaser to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(5) Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to Clients.*

(a)(6) Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(7) Summary Advertisement as published in The New York Times on December 23, 2003.*

(a)(8) Joint Press Release issued by Parent and the Company on December 18, 2003 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C of Parent and Purchaser filed on December 18, 2003).

(a)(9) Press Release issued by Parent on January 7, 2004 (incorporated by reference to Exhibit 99.1 of Amendment No. 1 to Schedule TO filed by Parent and Purchaser on January 7, 2004).

(a)(10) Press Release issued by Parent on November 3, 2003 (incorporated by reference to Exhibit 99.(a)(10) of Amendment No. 3 to Schedule TO filed by Parent and Purchaser on January 15, 2004).

(a)(11) Press Release issued by Parent on November 13, 2003 (incorporated by reference to Exhibit 99.(a)(11) of Amendment No. 3 to Schedule TO filed by Parent and Purchaser on January 15, 2004).

(a)(12) Joint Press Release issued by Parent and the Company on November 24, 2003 (incorporated by reference to Exhibit 99.(a)(12) of Amendment No. 3 to Schedule TO filed by Parent and Purchaser on January 15,
           2004).

(b)(1) Credit Agreement among Parent, as Borrower, and the domestic subsidiaries of Parent, as Guarantors, the lenders parties thereto, JPMorgan Chase Bank, as Syndication Agent, KeyBank, N.A., as Documentation Agent, and Wachovia Bank, N.A., as Administrative Agent, dated as of December 17, 2003.*

(d)(1) Agreement and Plan of Merger, dated as of December 17, 2003, among Parent, Purchaser, and the Company (incorporated by reference to Exhibit 99.2 to the Form 8-K of Parent filed on December 18, 2003).

(d)(2) Confidentiality Letter Agreement, dated November 21, 2003, between Parent and the Company.*

(g)        None.

(h)        None.

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*   Incorporated by reference to the Schedule TO filed by Purchaser and Parent on December 23, 2003.
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     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 22, 2004

                                     INVIVO ACQUISITION CORPORATION


                                     By: /s/ Glenn H. Epstein
                                         -----------------------
                                         Name:  Glenn H. Epstein
                                         Title: President

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 22, 2004

                                     INTERMAGNETICS GENERAL CORPORATION


                                     By: /s/  Glenn H. Epstein
                                         -----------------------------------
                                         Name:  Glenn H. Epstein
                                         Title: Chairman and Chief Executive
                                                Officer

                                  EXHIBIT INDEX

EXHIBIT
NO.
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(a)(1)     Offer to Purchase dated December 23, 2003.*

(a)(2)     Form of Letter of Transmittal.*

(a)(3)     Form of Notice of Guaranteed Delivery.*

(a)(4) Form of Letter from Purchaser to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(5) Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to Clients.*

(a)(6) Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(7) Summary Advertisement as published in The New York Times on December 23, 2003.*

(a)(8) Joint Press Release issued by Parent and the Company on December 18, 2003 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C of Parent and Purchaser filed on December 18, 2003).

(a)(9) Press Release issued by Parent on January 7, 2004 (incorporated by reference to Exhibit 99.1 of Amendment No. 1 to Schedule TO filed by Parent and Purchaser on January 7, 2004).

(a)(10) Press Release issued by Parent on November 3, 2003 (incorporated by reference to Exhibit 99.(a)(10) of Amendment No. 3 to Schedule TO filed by Parent and Purchaser on January 15, 2004).

(a)(11) Press Release issued by Parent on November 13, 2003 (incorporated by reference to Exhibit 99.(a)(11) of Amendment No. 3 to Schedule TO filed by Parent and Purchaser on January 15, 2004).

(a)(12) Joint Press Release issued by Parent and the Company on November 24, 2003 (incorporated by reference to Exhibit 99.(a)(12) of Amendment No. 3 to Schedule TO filed by Parent and Purchaser on January 15,
           2004).

(b)(1) Credit Agreement among Parent, as Borrower, and the domestic subsidiaries of Parent, as Guarantors, the lenders parties thereto, JPMorgan Chase Bank, as Syndication Agent, KeyBank, N.A., as Documentation Agent, and Wachovia Bank, N.A., as Administrative Agent, dated as of December 17, 2003.*

(d)(1) Agreement and Plan of Merger, dated as of December 17, 2003, among Parent, Purchaser, and the Company (incorporated by reference to Exhibit 99.2 to the Form 8-K of Parent filed on December 18, 2003).

(d)(2) Confidentiality Letter Agreement, dated November 21, 2003, between Parent and the Company.*

(g)        None.

(h)        None.

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*   Incorporated by reference to the Schedule TO filed by Purchaser and Parent on December 23, 2003.